Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of

1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

What is the special dividend?

In connection with the transaction to combine with the Information Systems & Global Solutions business of Lockheed Martin Corporation and subject to the closing of the transaction, Leidos will declare a special dividend of $13.64 per share.

When will the special dividend be paid to Leidos stockholders?

The special dividend of $13.64 per share is contingent upon the closing of the transaction and would be paid on all shares of Leidos common stock outstanding as of the Record Date. The Record Date has not yet been established and will be set by the Board of Directors at a future time. The Record Date is expected to be immediately prior to the closing date of the transaction, which we currently expect to occur in August 2016. At the present time, we cannot provide any assurances as to the timing of the special dividend or otherwise provide any investment advice. We will provide more detailed information as it becomes available.

What is the impact of the special dividend on my equity awards?

Subject to the closing of the transaction, Leidos will equitably adjust all outstanding stock options in order to preserve the intrinsic value of the stock options after the declaration of the special dividend. In connection with the special dividend, outstanding restricted stock units (whether subject to time-based or performance-based vesting) will be credited cash or additional units, as noted in the table below.

What are the important dates for the special dividend?

Listed below are four important dates relating to the special dividend. The Leidos Board of Directors will determine the Record Date and Payable Date for the special dividend. Once established, this information will be publicly announced.

¡	Declaration Date = Date on which the Board of Directors declares the special dividend and establishes the Record Date and Payable Date.
¡	Record Date = Date on which the stockholders of record eligible to receive the dividend is determined. The Record Date is expected to be immediately prior to the closing date of the transaction.

¡	Ex-Dividend Date = Date on which the stock starts trading without the right to the dividend. Since the payment of the special dividend is contingent upon the close of the transaction, the Ex-Dividend Date will be the day following the close of the transaction.
¡	Payable Date = Date the payment of the dividend is made to the stockholders of record as of the Record Date. The Payable Date will be as soon as possible after the Ex-Dividend Date.

How will the special dividend affect my current Leidos equity holdings?

The table below outlines the equity types and their eligibility for the special dividend

Eligible for Special Dividend	Treatment of Special Dividend
Common Stock including ESPP	Cash Payment or Reinvestment*
Deferred Compensation (KESDP, MSCP)	Additional Units Credited
Restricted Stock Units (RSUs, PRSUs granted prior to 2014)	Additional Units Credited
Restricted Stock Units (RSUs, PRSUs granted 2014 or later)	Accrued Cash Credited
Performance Share Awards (PSPs)	Accrued Cash Credited
Stock Options (NQs)	Award adjusted to preserve intrinsic value (strike price reduced, number of underlying shares increased)
Retirement Plan—Leidos Stock Funds	Additional Units Credited or Cash Payment, based on election

*	Based on election in effect on account (check, direct deposit, or dividend reinvestment).

NOT Eligible for Special Dividend	Treatment of Special Dividend
ESPP Contributions	N/A
Deferred Compensation (KDP, Excess Plan)	N/A
Lockheed Martin Stockholders	N/A

What are the tax implications of the special dividend?

Any dividend payment made on Leidos common stock (including ESPP) will be reported on a Form 1099-DIV for US stockholders and Form 1042-S for international stockholders for the year in which the payment is made.

Any cash or units credited with respect to restricted stock units will be taxed as ordinary income when paid. You should consult your tax advisory regarding the implications of the special dividend on your equity awards.

If you participate in the Leidos stock funds in the Leidos Retirement Plan and request a cash distribution of the dividend, the amount will be reported as a retirement plan distribution, not as dividend income and you will receive a Form 1099-R. This distribution will be treated as ordinary income, but will not be subject to early withdrawal penalties.

For US stockholders, due to the size of the special dividend, estimated tax payments may be required to avoid penalties for taxes due on this income. Please consult your tax advisor regarding the implications of the special dividend on your personal tax situation.

How will the dividend payment affect the stock price?

Generally, one can expect that the stock price on the Ex-Dividend Date (defined above) will drop by the amount of the dividend to be paid, since the dividend represents a transfer of value (cash) from the company to the stockholders. However, due to the complexities involved with this transaction, it is difficult to predict the trading activity of the stock surrounding transaction close.

Will dividend reinvestment be offered for the special dividend on shares I hold with Computershare?

Yes, you may elect to reinvest dividends received on your stock held with Computershare. You may enroll/change your election in Computershare Investment Plan online or you may contact Computershare, 855-894-5367 for assistance. You may access your Computershare account via the single sign-on link “Computershare Access” located on Prism: https://prism.leidos.com/community/hr/stock. Instructions on how to change your election online are posted on Prism: https://prism.leidos.com/docs/DOC-50448. Enrollments and changes must be made by 4 p.m. ET on the Record Date.

How do I elect a cash distribution of the special dividend from the Leidos Retirement Plan?

If you wish to receive your special dividend in cash rather than reinvest the dividend back into the stock fund in the Retirement Plan, please visit Vanguard.com® or contact Vanguard Participant Services at 800- 523-1188 to change your dividend election. To change your election online, please log into your Vanguard account, select Plan Details, Investments, Asset Class, and Dividend Election in the Company stock section within your Retirement Plan account on Vanguard.com. Any changes to your current election must be made by 4 p.m. ET by the closing date of the transaction. You will be eligible for the dividend in the stock funds held in the Retirement Plan if you hold units on the closing date of the transaction.

Will there be any trading restrictions on Leidos stock?

In addition to the Leidos Insider Trading Policy and transacting in Leidos common stock while in possession of material non-public information, if you hold shares of Leidos in Computershare, an additional restriction will be placed on selling shares. The last day to sell Leidos stock held at Computershare will be three business days prior to the Record Date of the special dividend to allow all pending transactions to be completed prior to the Record Date. If you hold shares through a broker, please contact your broker to determine if any such trading restrictions will apply. In addition, there will be restrictions placed on exercising options and accessing to your Computershare Employee Online account. Specific dates and details of these restrictions will be provided once the dividend has been declared by the Board of Directors.

Will the special dividend be in addition to any regular dividends declared this year?

Yes.

GENERAL

Will the stock ticker remain the same: LDOS?

Yes, the stock ticker will remain LDOS and will continue to be traded on the New York Stock Exchange.

Will access to my Computershare account change?

No, access to your Computershare account will NOT change. You may continue to access your Computershare account via the single sign-on link through Prism. However, we anticipate that certain restrictions will be imposed on accessing your Computershare account. More information will be provided as it is available.

How will this merger affect the cost basis of the Leidos stock I own?

The cost basis of the Leidos Holdings, Inc. common stock you own will not require adjustment based on this merger.

Will the merger trigger a Change in Control on my outstanding equity awards?

No, this transaction will NOT trigger Change in Control provisions under the 2006 Equity Incentive Plan. Vesting will continue in accordance with the original vesting schedule and terms and conditions of the original award agreement.

Will the merger trigger a Change in Control on my deferred compensation?

No, this transaction will NOT trigger Change in Control provisions under the Keystaff Deferral Plan (KDP), Key Executive Stock Deferral Plan (KESDP), Management Stock Compensation Plan (MSCP) or Excess Plan. Distribution triggers (retirement, termination or in-service elections) will remain unchanged as a result of the merger.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4, the prospectus filed by Leidos pursuant to Rule 424(b)(3), Leidos’ definitive proxy statement for its annual meeting of stockholders, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, its Quarterly Reports filed on Form 10-Q, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Splitco”), has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4/S-1 containing a prospectus, and Leidos has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 containing a prospectus, and Leidos has filed with the SEC a definitive proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement and other documents filed with the SEC by Lockheed Martin, Splitco and Leidos at the SEC’s website at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC, also may be obtained from Leidos’ website at http://www.Leidos.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.